HOGAN & HARTSON

SOLICITORS AND REGISTERED FOREIGN LAWYERS

ONE ANGEL COURT

LONDON EC2R 7HJ ENGLAND

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DX: 42610 CHEAPSIDE

WWW.HHLAW.COM

February 28, 2005

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

United States of America

Re: Harmony Gold Mining Company Limited

Amendment No. 3 to Form F-4 Filed on February 18, 2005

File No. 333-120975

Schedule TO-T/A Filed on February 18, 2005

File No. 5-78350

Dear Ms. Ransom:

On behalf of Harmony Gold Mining Company Limited (“Harmony” or the “Company”), and in response to the comment letter dated February 24, 2005 of the staff (“Staff”) of the United States Securities and Exchange Commission (the “Commission”), we are filing herewith Amendment No. 4 to the above referenced Registration Statement on Form F-4 (File No. 333-120975) and Amendment No. 4 to Schedule TO-T/A (File No. 5-78350). Set forth below in detail are the responses to the Staff’s comments to the captioned registration statement and related disclosure documents, which have been provided in each case following the text of the comment in the Staff’s letter:

Schedule TO-T

1.	See your reference to Exhibit (a)(4)(iv). We presume that you intended to incorporate by reference the information contained in the preliminary prospectus, dated February 18, 2005 as amended. Please revise accordingly.

RESPONSE: We note the Staff’s comment and have amended Schedule TO-T/A accordingly. Please see page 3 of the Schedule TO-T/A.

AFFILIATED WITH HOGAN & HARTSON LLP

WASHINGTON, DC

BERLIN MUNICH BRUSSELS LONDON PARIS BUDAPEST PRAGUE WARSAW MOSCOW BEIJING TOKYO

NEW YORK BALTIMORE McLEAN MIAMI DENVER BOULDER COLORADO SPRINGS LOS ANGELES

Hogan & Hartson is a multi-national partnership of solicitors and registered foreign lawyers regulated by the Law Society.

Solicitors: John M. Basnage (also qualified in New York, USA); Christopher Berry; Colin W. Craik (also qualified in New York, USA and the Czech Republic); Austen E. Hall;

Sean P. Harrison; Jonathan Ivinson; Hywel Jones; Daniel H. Maccoby (also qualified in the District of Columbia, USA); Garry J. Pegg and Nicola Walker.

Registered Foreign Lawyers: Raymond J. Batla, Jr. (District of Columbia, USA); Prentiss E. Feagles (District of Columbia, USA); George A. Hagerty (Colorado, District of Columbia and New York, USA);

Jeffrey M. Hurlburt (District of Columbia, Iowa, New York, USA); Elizabeth L. Katkin (District of Columbia and California, USA); Peter E. Kohl (Minnesota, USA);

Susan S. Namkung (District of Columbia, Massachusetts and Virginia, USA) and Winston Maxwell (Paris, France and New York, USA)

Form F-4

General

2.	We note your indication throughout the prospectus that the subsequent offering period may remain open for fewer than 14 calendar days. Please supplementally advise us as to the reasons why the subsequent offering period may be open for a shorter period than originally anticipated. Further, please revise the prospectus to state, if true, that the subsequent offering period will remain open for a minimum of 3 business days pursuant to Rule 14d-11. Finally, please also elaborate upon the circumstances in which withdrawal rights may be available, as you have indicated that they do not apply, “except in limited circumstances”.

RESPONSE: We note the Staff’s comment and have amended the prospectus accordingly. Please see pages x, 5, 6, 78, 79 and 84. In addition we note that pursuant to Rule 28.4 of the South African Securities Regulation Code on Takeovers and Mergers and the Rules of the Securities Regulation Panel (the “SRP”) (collectively, the “Code”), after an offer has become or is declared unconditional as to acceptances (i.e., the minimum tender condition has been satisfied or waived), the offer must remain open for not less than 14 calendar days after the date on which it would otherwise have expired. Upon commencement of its offer, Harmony believed that, in accordance with South African market practice, the last offer condition to be satisfied (or waived) would be the minimum tender condition. While Rule 28.6 under the Code required that the minimum tender condition be satisfied no later than the sixtieth calendar day after the date on which the South African Circular in respect of the offer was posted, i.e., no later than 5:00 p.m. South African time, 10:00 a.m. New York City time, on January 31, 2005, Harmony had a reasonable expectation that all other conditions would be satisfied prior to such time and that, in any case, the SRP would grant Harmony relief, extending the time permitted for satisfaction of the minimum tender condition beyond January 31, 2005. The SRP, however, determined not to grant Harmony relief under rule 28.6 and as a consequence, Harmony waived the minimum tender condition on January 27, 2005 to prevent its offer from lapsing. There is no rule under the Code that would require Harmony to provide for a subsequent offering period of 14 calendar days following satisfaction of either of the two remaining offer conditions – the effectiveness condition or the competition condition. Harmony will, however, comply with Rule 14d-11 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which provides for a subsequent offering period of at least three US business days.

Harmony envisages that withdrawal rights would, in compliance with the Exchange Act and rules adopted by the Commission thereunder, be available to tendering Gold Fields security holders during the subsequent offering period were there a material change to the terms of the offer.

3.	Please ensure that you have updated your prospectus to reflect the most recent available information. See, for example, the disclosure that appears under “Exchange Rate Information” on page 26 and the “Market Price and Dividend Data” on page 172. Further, in several places in this filing, the date of this prospectus is referred to as February 2, 2005, instead of February 18, 2005.

RESPONSE: We note the Staff’s comment and have amended the prospectus accordingly. Please see the cover and pages vii, 23, 26, 32, 173, 174, 175, 176, 177, 180 and 181.

4.	Please ensure that the prospectus has been revised to reflect that you may end up terminating the offer in advance of the currently scheduled Expiration Date. We note that you acknowledge that the initial offer period may expire before March 18, 2005, however, you should go into additional detail as to why it may expire sooner, what notice you will give as to when it may expire and that, under those circumstances, withdrawal rights will be unavailable.

RESPONSE: We note the Staff’s comment and have amended the prospectus accordingly. Please see pages x, 5, 6, 78 and 79.

5.	In your Review for the Quarter Ended 31 December 2004 filed on February 4, 2005, you state that the Independent Competent Persons Report “is expected soon.” We remind you to advise shareholders of the status of this report and, in the event the results of the report materially differ from those previously reported, be prepared to allow shareholders additional time to digest this information if it is made available at or close to the expiration of the offer.

RESPONSE: We note the Staff’s comment and confirm that Harmony will undertake to keep Gold Fields security holders apprised of such information and, in the event the results of the report materially differ from those previously reported, to allow shareholders additional time to digest this information if made available at or close to the expiration of the offer.

6.	See prior comment 2. We note that it appears that you have revised the numerical references to “fractional cents,” however, you continue to depict these amounts in fractions that are not rounded to an amount that is issuable for practical purposes. Please round these figures to the nearest cent.

RESPONSE: We note the Staff’s comment and have revised the prospectus accordingly. Please see pages 21, 22, 25, 137, 138, 143 and 150.

Experts,	page 178

7.	In response to prior comment 7, we are in receipt of your request that we waive the requirement to obtain a written consent from PricewaterhouseCoopers, Inc., Gold Fields’ independent auditors for its year ended June 30, 2004. Based on information contained in Marian Petro van der Walt’s affidavit, the staff will grant your waiver request concerning PricewaterhouseCooper’s written consent in the Form F-4. Harmony should provide disclosures in the F-4 alerting investors that, without naming the auditor, the auditor has not consent to the use of the audit report and describing the reasons for the omission of the consent. Please ensure that you do not expressly or implicitly purport to disclaim your liability for the Gold Fields financial statements. Also, disclose any limitation on recovery by investors posed by the lack of consent. These disclosures should appear in the “Experts” section of the F-4.

RESPONSE: We note the Staff’s comment and have revised the prospectus accordingly. Please see page 179.

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Please do not hesitate to call either John M. Basnage (011-44-20-7367-0255) or Elizabeth L. Katkin (011-44-20-7367-0229) should you have any questions or require any additional information.

Very truly yours,

/S/ JOHN M. BASNAGE /S/ ELIZABETH L. KATKIN

John M. Basnage Elizabeth L. Katkin